BB


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 1 2005
WASH, D.C.
213

SECUR  ION

05041620

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORION SECURITIES (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE PLACE, 181 BAY STREET, SUITE 3100, P.O. BOX 830
(No. and Street)

TORONTO (City) ONTARIO, CANADA (State) M5J 2T3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES D. BLAIR (416) 848-3595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

BCE PLACE, 181 BAY STREET, SUITE 1400, TORONTO, ONTARIO, CANADA M5J 2V1
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/19 BB

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES D. BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORION SECURITIES (USA) INC., as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-5655
www.deloitte.ca


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
213
SECTION

May 13, 2005

Orion Securities (USA) Inc.
181 Bay Street
Suite 3100, P.O. Box 830
Toronto, ON M5J 2T3

To The Board of Directors of Orion Securities (USA) Inc.

In planning and performing our audit of the financial statements of Orion Securities (USA) Inc. (the "Company") for the year ended March 31, 2005 (on which we issued our report dated May 13, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all maters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants

May 13, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH., D.C.
213
SECTION

ORION SECURITIES (USA) INC.

(a wholly-owned subsidiary of Orion Securities Inc.)
(SEC I.D. No. 8-48233)

Financial Statements and Supplemental Schedules for the Year Ended March 31, 2005 and Independent Auditor's Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Table of Contents

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17(a)-5 (e)(3).*



Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6590
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder
of Orion Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Orion Securities (USA) Inc. (the "Company") as of March 31, 2005 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Orion Securities (USA) Inc. at March 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chartered Accountants

May 13, 2005

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Financial Condition
March 31, 2005

ASSETS

Cash	$ 4,861,002
Due from:	
Clients	548,014
Parent - broker accounts	877,976
Other assets	3,052
	$ 6,290,044

LIABILITIES

Bank overdraft	$ 7,458
Due to:	
Clients	877,976
Parent - broker accounts	548,014
Parent - intercompany	999,863
Accounts payable and accrued liabilities	295,726
Income taxes payable	49,007
	2,778,044

COMMITMENTS (Note 3)

STOCKHOLDER'S EQUITY

CAPITAL STOCK (Note 2)	
Authorized	
Unlimited common shares	
Issued and outstanding	
3,500,000 common shares	3,500,000
RETAINED EARNINGS	12,000
	3,512,000
	$ 6,290,044

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Income
Year ended March 31, 2005

REVENUES	
Commissions	$ 4,359,662
Underwriting and advisory	1,919,371
Transactions revenue	1,900,477
Interest	19,087
	8,198,597
EXPENSES	
Commission	3,803,324
Administrative services	2,996,320
Floor brokerage and exchange fees	718,430
Occupancy and equipment	278,883
Operating and general	108,931
Employee compensation and benefits	111,938
Communications	67,048
Professional fees	63,620
Interest	103
	8,148,597
INCOME BEFORE PROVISION FOR INCOME TAXES	50,000
PROVISION FOR INCOME TAXES (Note 5)	38,000
NET INCOME, BEING RETAINED EARNINGS, END OF YEAR	$ 12,000

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Cash Flows
Year ended March 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	**$**	**12,000**
Adjustments to reconcile net income to net cash used by operating activites		
(Increase) decrease in operating assets:		
Due from Clients		**1,393,323**
Due from Parent - broker accounts		**(877,976)**
Other assets		**369,360**
Increase (decrease) in operating liabilities:		
Bank overdraft		**7,458**
Due to Clients		**877,976**
Due to Parent - broker accounts		**(1,392,103)**
Due to Parent - intercompany		**651,932**
Accounts payable and accrued liabilities		**(312,209)**
Income taxes payable		**12,913**
NET CASH PROVIDED BY OPERATING ACTIVITIES		**742,674**
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
Increase in Common shares		**1,750,000**
CASH, BEGINNING OF YEAR		**2,368,328**
CASH, END OF YEAR	**$**	**4,861,002**
SUPPLEMENTARY CASH FLOW INFORMATION		
Cash paid for interest	**$**	**103**
Cash paid for income taxes	**$**	**25,087**

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Changes in Stockholder's Equity
Year ended March 31, 2005

	Common Shares	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 1,750,000	$ -	$ 1,750,000
INCREASE IN COMMON SHARES	1,750,000	-	1,750,000
NET INCOME	-	12,000	12,000
BALANCE, END OF YEAR	$ 3,500,000	$ 12,000	$ 3,512,000

See accompanying notes to financial statements.

ORGANIZATION AND NATURE OF OPERATIONS

Orion Securities (USA) Inc. (the "Company") is incorporated under the Business Corporations Act (Ontario) and is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. in the United States of America. The Company, a wholly-owned subsidiary of Orion Securities Inc. (the "Parent"), was incorporated on April 28, 1994 and commenced operations in the 1996 fiscal year.

The Company engages in two activities. The Company provides brokerage services to institutional clients that are located in the United States of America. The transactions are cleared through the facilities of the Parent. The Company also engages in securities trading activity on behalf of the Parent, acting as an agent for the Parent. As the Company is acting as an agent for the Parent the inventory associated with the Parent's principal trading activity is not reflected in the Company's accounts.

1. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with United States generally accepted accounting principles, and reflect the following policies:

Securities transactions

Per a revenue sharing agreement, the Parent's realized and unrealized gains and losses are included in transactions revenue on a trade date basis.

Client securities transactions are reported on a settlement date basis.

Translation of foreign currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Transactions included in operations are translated at the average rates for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the Statement of income in the respective financial statement line item in the year in which they occurred.

Commissions and related expenses

Commissions with respect to client trades are accrued on the settlement date basis, which does not differ materially from the use of the trade date basis, and are included in current period income. Related expenses, including clearance and costs charged by the Parent, are accrued to match revenue recognition.

Underwriting and advisory

Underwriting and advisory revenue are recognized when earned, which is typically on the closing date.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company follows the asset and liability method of accounting for corporate income taxes. Under the method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Estimates by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

2. CAPITAL STOCK

During the year the Company issued 1,750,000 common shares for cash.

3. COMMITMENTS

Leases

The minimum annual future lease commitments of the Company for its office premises under non-cancellable operating leases expiring on February 28, 2006 are as follows:

2006	$	64,262
	$	64,262

Rental expense amounted to approximately $82,525 for the year ended March 31, 2005 and is included in occupancy and equipment in the Statement of Income.

3. COMMITMENTS (continued)

Guarantees

The Company is a member of clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, clearing houses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

Risks and Uncertainties

The Company generates a portion of its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

Regulatory Authorities

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations that could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

4. RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations and are recorded at the agreed upon exchange amount.

Included in Commission expense in the Statement of Income are amounts paid to the Parent, as compensation for commission revenue, in the amount of $3,128,390. Administrative services expenses in the Statement of Income are paid to the Parent and include the recovery of administrative and operational costs incurred by the Parent on the Company's behalf.

5. INCOME TAXES

The provision for income taxes relates to Canadian income taxes payable for the Company. The effective rate is higher than the statutory rate as a result of certain expenses being deductible for accounting purposes but not for tax purposes.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c 3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005, the Company had net capital of $3,439,968, which was $3,254,766 in excess of its required net capital of $185,202. The Company's ratio of aggregate indebtedness to net capital was 0.81 to 1.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of its business, the Company's clients' activities involve the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the client's obligations.

8. CONCENTRATIONS OF CREDIT RISK

Performance of substantially all of the clearing and depository operations for the Company is the responsibility of the Parent pursuant to an operating agreement. The Parent utilizes the services of its carrying broker, to the extent necessary, to carry out these responsibilities. The agreement provides that the Company is obligated to assume any exposure related to nonperformance by its clients. The Parent, on behalf of the Company, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

March 31, 2005 **Schedule g**

Stockholders' equity			$	3,512,000
Non-allowable assets				72,032
Net capital				3,439,968
Basic net capital requirement				
Greater of				
(i) 1/15th of aggregate indebtedness ($2,778,044)	$	185,202		
(ii) Minimum net capital		139,250		
Net capital requirement				185,202
Excess net capital			$	3,254,766
Ratio of aggregate indebtedness to net capital				0.81 to 1

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 filed April 25, 2005.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Schedule of Computation for Reserve Requirements
Pursuant to SEC Rule 15c 3-3

March 31, 2005 **Schedule h**

The Company does not carry any client accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i).